EXHIBIT 21.1

SUBSIDIARIES OF MERCER INTERNATIONAL INC.

In accordance with Item 601(b)(21) of Regulation S-K, the following list excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

Name of Subsidiary (1)	State or Other Jurisdiction of Incorporation or Organization
Zellstoff-und Papierfabrik Rosenthal GmbH	Germany
Zellstoff Stendal GmbH	Germany
Mercer Timber Products GmbH	Germany
Mercer Holz GmbH	Germany
Mercer Celgar Pulp Ltd.	Canada
Mercer Celgar Limited Partnership	Canada
Mercer Mass Timber LLC	Washington State
Mercer Sandalwood Pty Ltd.	Australia
Mercer Peace River Pulp Ltd.	Canada

(1)	All the subsidiaries are conducting business under their own names.